UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-41310

ZENTEK LTD.

(Registrant)

1123 York Road

Guelph, Ontario N1E 6Z1 Canada

(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

EXPLANATORY NOTE

This Amendment No. 1 (this "Amendment No. 1") to the report on Form 6-K originally furnished with the U.S. Securities and Exchange Commission on August 10, 2026, Accession Number 0001062993-26-004121 (the "Initial Report"), is being filed in order to incorporate Exhibit 99.1 filed as part of the Initial Report into the Registrant's Registration Statement on Form F-3 (File No. 333-278886). Except as set forth herein, there are no other changes to the Initial Report.

DOCUMENTS INCORPORATED BY REFERENCE

Exhibit 99.1 included with this Amendment No. 1 is hereby incorporated by reference into the Registrant's Registration Statement on Form F-3 (File No. 333-278886) and shall be deemed to be a part thereof from the date on which the Initial Report was furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ZENTEK LTD.
(Registrant)

Date: August 12, 2026	By	/s/ Wendy Ford
Wendy Ford
Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Press Release dated August 10, 2026 - Zentek Announces New PEA for Albany Graphite: US$3.85 Billion After-Tax NPV at a 5% Discount Rate, 27.4% After-Tax IRR, on an Acid-Free Route to 99.9992% Purity Graphite (incorporated by reference to Exhibit 99.1 to the Form 6-K, Accession Number 0001062993-26-004121)